SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of Apr, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Notice of Annual General Meeting and explanation

of business

Thursday 18 May 2017

Churchill Auditorium,

Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster,

London SW1P 3EE.

11.00am London time

(6.00pm Hong Kong/Singapore time) on Thursday 18 May 2017.

This document is important and requires your immediate attention.

If you are in any doubt as to any aspect of the proposals in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (HKLR) for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. (HK Stock Code: 2378; SGX Stock Code: K6S)

Prudential plc Laurence Pountney Hill London EC4R 0HH

11 April 2017

Dear Shareholder

Annual General Meeting of Prudential plc

I am pleased to write to you with details of this year’s Annual General Meeting (the Meeting) which is to be held in Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 18 May 2017. The formal Notice of Meeting (the Notice) together with the explanatory notes is set out on pages 3 to 8.

This circular is being sent to shareholders, whether registered on the UK register, the Irish branch register or the Hong Kong branch register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (CDP) in Singapore.

Whether or not you propose to attend the Meeting, please complete the enclosed Form of Proxy in accordance with the instructions printed on the form and return it to the appropriate registrar or, for holders of a CDP securities account, to CDP in the pre-paid envelope enclosed. The Form of Proxy must be received no later than 11.00am London time (6.00pm Hong Kong time) on Tuesday 16 May 2017 or, for persons holding an interest in shares through CDP on Monday 8 May 2017. Detailed instructions for completing and returning the Form of Proxy can be found in the notes on page 17.

As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who are not able to attend the Meeting in person.

Should you wish to view the 2016 Annual Report online it is available on the Company’s website www.prudential.co.uk

This year, shareholders are being invited to approve the revised Directors’ Remuneration Policy contained in the 2016 Annual Report on pages 135 to 150 and which sets out the Company’s forward looking policy on Directors’ remuneration. The current policy was approved by shareholders at the Company’s Annual General Meeting on 15 May 2014. Further details are set out on page 3.

You will also note that the Company is this year seeking authority to allot mandatory convertible securities to enable the Group to issue the full range of Solvency II capital instruments. We are not, however, seeking to increase the total aggregate authority sought from shareholders to allot shares, but have decided to continue to impose an overall limit of approximately 33.3 per cent of the Company’s total issued ordinary share capital across the Company’s usual allotment authorities (excluding those sought in connection with employees’ share schemes) and the new authorities sought in connection with the issue of mandatory convertible securities. We have decided to impose this limit in order to protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares.

As was the case last year, in order to ensure that the Company can continue to count its share capital in calculating its Tier 1 capital for the purposes of the Solvency II regime, Prudential will make all dividend payments as interim dividends. Interim dividends do not require shareholder approval and so no resolution is required. Prudential announced a 2016 second interim dividend of 30.57 pence per share on 14 March 2017. Details of the Company’s dividends, including payment dates, can be found on our website www.prudential.co.uk and on page 19.

Recommendation

The Directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the proposed resolutions. The Directors intend to vote, in respect of their own beneficial holdings, in favour of all the proposed resolutions.

Yours sincerely

Paul Manduca

Chairman

Prudential plc

Registered office: Laurence Pountney Hill, London EC4R 0HH

Incorporated and registered in England and Wales, registered number 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated as applicable by the Prudential Regulation Authority and the Financial Conduct Authority.

03	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

Notice of Annual General Meeting 2017 and explanatory notes

Notice is hereby given that the 2017 Annual General Meeting (the Meeting) of Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169), will be held in the Churchill Auditorium at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 18 May 2017 at 11:00am London time (6.00pm Hong Kong/Singapore time). Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below.

Resolutions 1 to 23 (inclusive) and resolution 25 will be proposed as ordinary resolutions; resolution 24 and resolutions 26 to 28 (inclusive) will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1:

TO receive and consider the Accounts for the financial year ended 31 December 2016 together with the Strategic Report, Directors’ Remuneration Report, Directors’ Report and the Auditor’s Report on those Accounts (the Annual Report).

The formal business of the Meeting will begin with a resolution to lay before shareholders the Annual Report. Shareholders will have the opportunity to put questions about the Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on.

The Annual Report is available to view on the Company’s website www.prudential.co.uk Shareholders may obtain a copy from the Company’s registrar, Equiniti, by calling 0371 384 2035 and quoting their shareholder reference number which can be found on each shareholder’s Form of Proxy. For shareholders in Singapore, copies of the Annual Report are also available for collection from CDP.

Resolution 2:

TO approve the Directors’ Remuneration Report for the year ended 31 December 2016.

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ remuneration report for the year ended 31 December 2016.

The Directors’ remuneration report is set out in full on pages 110 to 157 of the Annual Report. The Annual Report is available to view on the Company’s website www.prudential.co.uk

A summary of the current Directors’ Remuneration Policy approved by shareholders in May 2014 is set out on pages 114 to 117 of the Annual Report and the full version is available on the website.

Resolution 3:

TO approve the revised Directors’ Remuneration Policy.

Shareholders are invited to approve the revised Directors’ Remuneration Policy contained in the 2016 Annual Report on pages 135 to 150 and which sets out the Company’s forward-looking policy on Directors’ remuneration. The Remuneration Committee Chairman has highlighted the key changes from the current policy adopted by shareholders in 2014 in the Chairman’s statement set out in the Directors’ remuneration report. The proposed changes are intended to simplify the Executive Directors’ incentive arrangements, reward the delivery of the Group’s longer-term strategy and strengthen the connection between Executive Directors and shareholders.

If the Directors’ Remuneration Policy is approved by shareholders, it will take immediate effect and the Company will not be able to make a remuneration payment to a current or prospective Director or a payment for loss of office to a current or past Director unless that payment is consistent with the revised Directors’ Remuneration Policy or has been approved by a resolution of the shareholders of the Company. If the Directors’ Remuneration Policy is not approved for any reason, the Company will continue to make payments to Directors in accordance with the current Directors’ Remuneration Policy which was approved at the Company’s Annual General Meeting on 15 May 2014 and is available on the Company’s website www.prudential.co.uk, and will seek shareholder approval for a further revised policy as soon as is practicable.

Resolutions 4 to 18:

Election and re-election of Directors

In accordance with the provisions of the UK Corporate Governance Code, all Directors appointed since the last Annual General Meeting of the Company and still on the Board will offer themselves for election and all incumbent Directors will offer themselves for re-election at the Meeting. Ann Godbehere will not stand for re-election as she will step down at the conclusion of this Meeting.

Biographical details of all Directors standing for election and re-election are included in Appendix 1 to this Notice and in the Annual Report. The Board recommends the election and re-election of all the Directors standing.

The Board, supported by the work carried out by the Nomination and Governance Committee, is actively engaged in succession planning. Board composition is regularly reviewed to ensure that the Board retains its effectiveness. In light of the work carried out over the last year and the evaluation of the effectiveness of the Board and its Committees, the Chairman considers that the performance of all of the Non-executive Directors continues to be effective and that their experience and performance meet the demands of the business in line with the strategy of the Company.

4	TO elect Ms Anne Richards as a Director;

5	TO re-elect Sir Howard Davies as a Director;

6	TO re-elect Mr John Foley as a Director;

7	TO re-elect Ms Penelope James as a Director;

8	TO re-elect Mr David Law as a Director;

9	TO re-elect Mr Paul Manduca as a Director;

10	TO re-elect Mr Kaikhushru Nargolwala as a Director;

11	TO re-elect Mr Nicolaos Nicandrou as a Director;

12	TO re-elect Mr Anthony Nightingale as a Director;

13	TO re-elect Mr Philip Remnant as a Director;

14	TO re-elect Ms Alice Schroeder as a Director;

www.prudential.co.uk	Notice of Annual General Meeting 2017 Prudential plc	04

Notice of Annual General Meeting 2017 and explanatory notes

Continued

15	TO re-elect Mr Barry Stowe as a Director;

16	TO re-elect Lord Turner as a Director;

17	TO re-elect Mr Michael Wells as a Director;

18	TO re-elect Mr Tony Wilkey as a Director.

Resolution 19:

TO re-appoint KPMG LLP as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid.

Following the recommendation of the Audit Committee, shareholders will be asked to approve the re-appointment of KPMG LLP as the Company’s auditor to hold office until the conclusion of the Company’s 2018 Annual General Meeting.

Resolution 20:

TO authorise the Audit Committee on behalf of the Board to determine the amount of the auditor’s remuneration.

Shareholders will be asked to grant authority to the Audit Committee to determine the remuneration of KPMG LLP.

Resolution 21:

Political donations

THAT the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the Companies Act 2006 (the 2006 Act) to make donations to political organisations other than political parties and to incur political expenditure (as such terms are defined in Sections 363 to 365 of the 2006 Act) up to a maximum aggregate sum of £50,000, as follows:

(a)	such authority shall, unless renewed, varied or revoked by the Company at a general meeting prior to such time, expire at the conclusion of the Company’s 2018 Annual General Meeting; and

(b)	the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent.

The Company has no intention of changing its current practice of not making donations to political parties or to independent election candidates and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought to be political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations.

In accordance with established best practice, it is the Company’s intention to seek renewal of this resolution on an annual basis.

Resolution 22:

Renewal of authority to allot ordinary shares

THAT, without prejudice to any other authority conferred on the Directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the Directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018 and for a maximum aggregate nominal amount of:

(A)	£25,856,389 (such amount to be reduced by any allotments or grants made under paragraph (B) in an aggregate nominal amount exceeding £17,194,499 and/or any allotments or grants made under resolution 25, if passed, so that in total no more than: (i) £25,856,389 can be allotted under this paragraph (A) and, if passed, resolution 25; and (ii) £43,050,888 can be allotted under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25);
(B)	£43,050,888 (such amount to be reduced by any allotments or grants made under paragraph (A) of this resolution 22 and/or resolution 25, if passed, so that in total no more than £43,050,888 can be allotted under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25) in connection with an offer or invitation:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(C)	the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting.

At last year’s Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as ‘Allotments’). That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority will give the Directors flexibility to issue shares where they believe it is for the benefit of shareholders to do so. The Directors have no immediate plans to make use of this authority. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2018 and the conclusion of the 2018 Annual General Meeting.

05	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

This resolution needs to comply with the requirements of the HKLR as a result of the Company’s listing on the Hong Kong Stock Exchange. As a consequence, paragraphs (A) and (B) of resolution 22 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to £43,050,888 representing approximately 861,017,771 ordinary shares. This amount is approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 4 April 2017, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association.

The Company is separately seeking authority in resolution 25 to allot ordinary shares or grant rights to subscribe for or to convert or exchange any security into shares in the Company in connection with the issue of mandatory convertible securities (‘MCS’). To protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25, will, when taken together, cover an aggregate nominal amount equal to £43,050,888 representing approximately 861,017,771 ordinary shares (the ‘Allotment Limit’). The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 4 April 2017, the latest practicable date prior to publication of this Notice. Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in the explanatory notes to resolution 25 and in Appendix 2 to this Notice.

Paragraph (A) of resolution 22 authorises the Directors to make Allotments of an aggregate nominal amount equal to £25,856,389 (representing approximately 517,127,790 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital as at 4 April 2017. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (B) of resolution 22 in an aggregate nominal amount exceeding

£17,194,499, and/or (ii) the amount of any allotments or grants made under resolution 25, if passed, to ensure that the total amount of Allotments which may be made under paragraph (A) and, if passed, resolution 25 does not exceed 20 per cent of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25, does not exceed the Allotment Limit.

Paragraph (B) of resolution 22 authorises the Directors to make Allotments of an aggregate nominal amount equal to £43,050,888 (representing approximately 861,017,771 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 22 and resolution 25 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (A) of resolution 22 and/or (ii) the amount of any allotments or grants made under resolution 25, if passed, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25, does not exceed the Allotment Limit. The restrictions detailed in paragraph (B) (i) and (ii) of resolution 22 are proposed in order to comply with the HKLR which do not permit the Directors to make Allotments on a non-pre-emptive basis in excess of the respective 20 per cent thresholds in paragraph (A) of resolution 22 and resolution 25.

The Directors would not expect to make use of the authorities in paragraph (A) or (B) of resolution 22 to make Allotments in connection with MCS.

Paragraph (C) of resolution 22 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company’s share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (C) of resolution 22 following the exercise of options and awards under the Company’s share schemes adopted prior to or on the date of the Meeting.

Resolution 23:

Extension of authority to allot ordinary shares to include repurchased shares

THAT the authority granted to the Directors to allot relevant securities up to a total nominal value of £25,856,389 pursuant to paragraph (A) of resolution 22 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 27 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 22 exceeding £43,050,888.

As permitted by the HKLR, resolution 23 seeks to extend the Directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 22 to include the shares repurchased by the Company under the authority to be sought by resolution 27.

Resolution 24:

Renewal of authority for disapplication of pre-emption rights

THAT without prejudice to any other authority conferred on the Directors by or pursuant to Article 15 of the Company’s Articles of Association, the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018 and provided that (without prejudice to resolution 26) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) in respect of any allotment of equity securities under the authority conferred on the Directors by resolution 22 or a sale of ordinary shares held by the Company as treasury shares for cash is £6,464,097.

www.prudential.co.uk	Notice of Annual General Meeting 2017 Prudential plc	06

Notice of Annual General Meeting 2017 and explanatory notes

Continued

At last year’s Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 4 April 2017 the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,464,097 representing approximately 129,281,947 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 4 April 2017. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2018 and the conclusion of the 2018 Annual General Meeting.

The Directors confirm their current intention to adhere to the Principles of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling three year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years.

Resolution 25:

Authority to issue mandatory convertible securities (‘MCS’)

THAT without prejudice to any other authority conferred on the Directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the Directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be granted in relation to any issue by the Company or any subsidiary or subsidiary undertaking of the Company (together, the Group) of MCS that automatically convert into, or are exchanged for, ordinary shares in the Company in prescribed circumstances, where the Directors consider that such an issuance of MCS would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with the regulatory capital requirements or targets applicable to the Company or to the Group from time to time:

(A)	for a maximum aggregate nominal amount of £25,856,389 (such amount to be reduced by any allotments or grants made under paragraph (B) of resolution 22 in an aggregate nominal amount exceeding £17,194,499 and/or any allotments made under paragraph (A) of resolution 22, so that in total no more than: (i) £25,856,389 can be allotted under paragraph (A) of resolution 22 and this resolution 25; and (ii) no more than £43,050,888 can be allotted under paragraphs (A) and (B) of resolution 22 and this resolution 25); and

(B)	subject to applicable law and regulation, at such conversion prices (or such maximum or minimum conversion price methodologies) as may be determined by the Directors from time to time.

The Company is seeking authority to allot ordinary shares or grant rights to subscribe for or to convert or exchange any security into shares in the Company in connection with the issue of MCS.

The Directors believe it is in the best interests of the Company to have the flexibility to issue MCS from time to time and the authority sought may be used if, in the opinion of the Directors at the relevant time, such an issuance of MCS would be desirable, including in connection with, or for the purposes of, complying with or maintaining compliance with, regulatory capital requirements or targets applicable to the Company or to the Group from time to time. The Directors have no immediate plans to make use of this authority.

This authority is limited to shares representing approximately 20 per cent of the issued ordinary share capital of the Company as at 4 April 2017, the latest practicable date prior to publication of this Notice.

As set out in the explanatory notes to resolution 22, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, this resolution 25, will, when taken together, cover an aggregate nominal amount equal to the Allotment Limit. The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 4 April 2017, the latest practicable date prior to publication of this Notice.

Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in Appendix 2 to this Notice, including details of the waiver obtained from the Hong Kong Stock Exchange on 24 February 2017.

The authority in this resolution will expire at the earlier of 30 June 2018 and the conclusion of the 2018 Annual General Meeting.

07	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

Resolution 26:

Authority for disapplication of pre-emption rights in connection with the issue of MCS

THAT without prejudice to any other authority conferred on the Directors by or pursuant to Article 15 of the Company’s Articles of Association, the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Article 15 of the Company’s Articles of Association as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018 and provided that (without prejudice to resolution 24) the maximum aggregate nominal amount of equity securities that may be allotted pursuant to the authority under Article 15(b) in respect of any allotment of equity securities in connection with the issuance of MCS under the authority conferred on the Directors by resolution 25 for cash is £25,856,389.

Upon the occurrence of designated trigger events, any MCS issued will convert into, or be exchanged for, ordinary shares in the Company. Accordingly, this resolution seeks authority from shareholders for the Directors to make Allotments in connection with an issuance of MCS, or upon conversion or exchange of MCS, without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. Further details on the reasons for, and the scope of, the authority sought are set out in the notes to resolution 25 above.

In the event that any MCS issued were to convert into ordinary shares in the Company, it is possible that the Directors would be required to allot in excess of 7.5 per cent of the Company’s share capital within a rolling three-year period at such time, which would exceed the limit provided by the Principles of the Pre-Emption Group’s Statement of Principles regarding the cumulative usage of authorities to allot (without prior consultation with shareholders) equity securities for cash without offering them first to existing shareholders.

Further information on the MCS is included in Appendix 2 to this Notice.

The authority in this resolution will expire at the earlier of 30 June 2018 and the conclusion of the 2018 Annual General Meeting.

Resolution 27:

Renewal of authority for purchase of own shares

THAT the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that:

(A)	Such authority be limited:

(i)	to a maximum aggregate number of 258,563,895 ordinary shares;

(ii)	by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a)	an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses;

(B)	Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C)	All ordinary shares purchased pursuant to said authority shall be either:

i.	cancelled immediately upon completion of the purchase; or

ii.	held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.

The Directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the Directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares would be conducted on the Hong Kong Stock Exchange.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,928,194, representing 258,563,895 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 4 April 2017, at prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company may retain any shares it purchases as treasury shares with a view to possible reissue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to reissue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The Directors have no immediate plans to exercise this authority which will expire at the earlier of 30 June 2018 and the conclusion of the 2018 Annual General Meeting.

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Notice of Annual General Meeting 2017 and explanatory notes

Continued

A waiver from strict compliance with Rule 10.06(5) of the HKLR was granted by the Hong Kong Stock Exchange on 4 May 2010 (and updated on 24 February 2016). Under Rule 10.06(5) of the HKLR, the listing of all shares which are purchased by the Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) of the HKLR has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees’ share scheme, for example, shall not, for the purposes of the HKLR, constitute a new issue of shares and shall not require a new listing application to be made.

The Company has options and awards outstanding over 28,988,846 ordinary shares, representing 1.12 per cent of the Company’s ordinary issued share capital as at 4 April 2017 (the latest practicable date prior to the publication of this Notice). If the existing authority given at the 2016 Annual General Meeting and the authority sought by this resolution 27 were to be fully used these outstanding options and awards would represent 1.40 per cent of the Company’s ordinary issued share capital at that date.

Resolution 28:

Notice for general meetings

THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Prior to the Companies (Shareholders’ Rights) Regulations 2009, the Company was able to call general meetings, other than its Annual General Meeting, on 14 clear days’ notice without obtaining shareholder approval. Approval for a shorter notice period was sought and received from shareholders at the last Annual General Meeting and to preserve this ability, resolution 28 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If used, an electronic voting facility will be provided.

Annual General Meetings will continue to be held on at least 21 clear days’ notice.

The approval will be effective until the Company’s 2018 Annual General Meeting when it is intended that a similar resolution will be proposed.

By order of the Board of Directors

Alan F Porter

Group General Counsel

and Company Secretary

11 April 2017

09	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

Appendix 1: Biographies of Directors standing for election

Board of Directors As at the date of this document, the Board of Directors of the Company comprises: Chairman Paul Victor Falzon Sant Manduca	Executive Directors Michael Andrew Wells (Group Chief Executive), Nicolaos Andreas Nicandrou ACA, Penelope Jane James ACA, John William Foley, Anne Helen Richards, Barry Lee Stowe and Tony Paul Wilkey

Independent Non-executive Directors

Sir Howard John Davies,

Ann Frances Godbehere FCPA FCGA,

David John Alexander Law ACA,

Kaikhushru Shiavax Nargolwala FCA,

Anthony John Liddell Nightingale CMG SBS JP,

The Hon. Philip John Remnant CBE FCA,

Alice Davey Schroeder and Jonathan Adair Lord Turner FRS

Paul Manduca
Chairman
Appointment: October 2010
Chairman: July 2012
Committees: Nomination and Governance (Chair)
Age: 65

Relevant skills and experience

Paul has held a number of senior leadership roles. Notable appointments include serving as Chairman of the Association of Investment Companies (1991 to 1993), acting as founding CEO of Threadneedle Asset Management Limited (1994 to 1999), directorships of Eagle Star and Allied Dunbar, holding the offices of European CEO of Deutsche Asset Management (2002 to 2005), global CEO of Rothschild Asset Management (1999 to 2002), Chairman of Bridgewell Group plc and a director of Henderson Smaller Companies Investment Trust plc. Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc.

From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as Senior Independent Director, Audit Committee Chairman and Remuneration Committee Chairman. He was also a non-executive director and Audit Committee Chairman of KazMunaiGas Exploration & Production until the end of September 2012.

Other appointments

Paul is a member of the Securities Institute and Chairman of Henderson Diversified Income Limited and of the Templeton Emerging Markets Investment Trust (TEMIT). Paul is also Chairman of TheCityUK’s Advisory Council.

Michael Wells
Group Chief Executive
Appointment: January 2011
Group Chief Executive: June 2015
Age: 57

Relevant skills and experience

Mike joined Jackson in 1995 and became Chief Operating Officer and Vice- Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the establishment of the broker-dealer network National Planning Holdings and the development of Jackson’smarket-leading range of variable annuities. He was also part of the Jackson teams that purchased and successfully integrated a savings institute, three broker-dealers and two life companies.

Mike began his career at the brokerage house Dean Witter, going on to become a managing director at Smith Barney Shearson.

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Appendix 1: Biographies of Directors standing for election

Continued

Executive Directors

Nicolaos Nicandrou ACA
Chief Financial Officer
Appointment: October 2009
Age: 51

Relevant skills and experience

Nic started his career at PricewaterhouseCoopers. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group

Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director.

Other appointments

Nic is the Chairman of the European Insurance CFO Forum.

Penelope James ACA
Group Chief Risk Officer
Appointment: September 2015
Age: 47

Relevant skills and experience

Penny qualified as a chartered accountant with Coopers & Lybrand Deloitte (now part of PwC) and then joined Zurich Financial Services, where she held a number of senior finance positions over 12 years. Before joining Prudential, Penny was Group Chief Financial Officer of Omega Insurance Holdings (formerly listed on the London Stock Exchange). Penny joined

Prudential in 2011 as the Director of Group Finance, a position she held until her appointment to the Board in 2015. During that time, she was leading on the implementation of Solvency II.

Other appointments

Penny serves as a non-executive director of Admiral Group plc and is a member of Admiral’s Audit and Nomination Committees.

John Foley
Chief Executive of Prudential UK & Europe
Appointment: January 2016
Age: 60

Relevant skills and experience

John spent over 20 years at Hill Samuel & Co, where he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. He joined Prudential as Deputy Group Treasurer in 2000 and became Managing Director of Prudential Capital and Group Treasurer in 2001. During his career at Prudential, John has held the offices of Chief Executive of Prudential Capital,

Group Chief Risk Officer, Group Investment Director and, since 2015, Chief Executive of Prudential UK & Europe. John first joined the Board of Prudential plc in 2011 and was reappointed in January 2016, having stepped down during his time as Group Investment Director.

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Anne Richards
Chief Executive, M&G
Appointment: June 2016
Age: 52

Relevant skills and experience

Anne became an analyst for Alliance Capital in 1992 and then moved into portfolio management roles at JP Morgan Investment Management and Mercury Asset Management. She joined the Board of Edinburgh Fund Managers plc as Chief Investment Officer and Joint Managing Director in 2002 and continued in this role following Aberdeen Asset Management PLC’s acquisition of Edinburgh Fund

Managers in 2003. Anne was Chief Investment Officer and Head of the EMEA region for Aberdeen Asset Management PLC, positions she held until February 2016.

Other appointments

Anne is Chair of the Court of Edinburgh University and the CERN & Society Foundation, and a member of the Financial Conduct Authority Practitioner Panel.

Barry Stowe
Chairman and Chief Executive Officer of the North American Business Unit
Appointment: November 2006
Age: 59

Relevant skills and experience

Barry joined Prudential in October 2006 and was the Chief Executive of Prudential Corporation Asia until June 2015, leading Prudential’s Asian business through a period of major growth and development. Before joining Prudential, Barry was President, Accident & Health Worldwide

for AIG Life Companies. He joined AIG in 1995 after having held senior positions at Pan-American Life and Willis in the United States.

Other appointments

Barry is a member of the Board of Directors of the International Insurance Society.

Tony Wilkey
Chief Executive,
Prudential Corporation Asia
Appointment: June 2015
Age: 57

Relevant skills and experience

Tony joined Prudential in 2006 as Chief Executive of Prudential Corporation Asia’s network of life insurance operations in Asia across 12 markets, a position he held until his appointment to the Board. Before joining Prudential, he served as Chief Operating Officer of American International Assurance (AIA), based in Hong Kong, overseeing AIA’s life companies in South-east Asia.

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Appendix 1: Biographies of Directors standing for election

Continued

Non-executive Directors

The Hon. Philip Remnant CBE FCA

Senior Independent Director

Appointment: January 2013

Committees: Audit, Nomination and Governance, Remuneration

Age: 62

Relevant skills and experience

Philip was a senior adviser at

Credit Suisse, a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. He was twice seconded to the role of Director General of the Takeover Panel. Philip also served on the board of Northern Rock plc and as Chairman of the Shareholder Executive.

Other appointments

Philip is a Deputy Chairman of the Takeover Panel, a non-executive director of Severn Trent plc and the Senior Independent Director of UK Financial Investments Limited. Philip is also Chairman of City of London Investment Trust plc and Chairman of M&G Group Limited, a subsidiary of Prudential plc.

Sir Howard Davies

Appointment: October 2010

Committees: Audit, Nomination and Governance, Risk (Chair)

Age: 66

Relevant skills and experience

Sir Howard has a wealth of experience in the financial services industry, across the

Civil Service, consultancy, asset management, regulatory and academia. Sir Howard was previously Chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Other appointments

Sir Howard is Chairman of the Royal Bank of Scotland and a Professor at Institut d’Études Politiques (Sciences Po). He is Chairman of the International Advisory Board of the China Securities Regulatory Commission and a member of the International Advisory Board of the China Banking Regulatory Commission.

David Law ACA Appointment: September 2015 Committees: Audit Age: 57 Relevant skills and experience David was the Global Leader of PwC’s insurance practice, a Partner in PwC’s UK firm, and	worked as the Lead Audit Partner for multi-national insurance companies until his retirement in 2015. David has also been responsible for PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division.

Other appointments

David is a Director and Chief Executive of L&F Holdings Limited and its subsidiaries, the professional indemnity captive insurance group that serves the PwC network and its member firms.

Kaikhushru Nargolwala FCA

Appointment: January 2012

Committees: Remuneration, Risk

Age: 66

Relevant skills and experience

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as Group Executive Vice President and Head of the Asia Wholesale Banking Group during 1990 to 1995. He spent 10 years working for Standard Chartered PLC in Singapore as Group Executive Director

responsible for Asia Governance and Risk during 1998 to 2007. Kai was Chief Executive Officer of the Asia Pacific Region of Credit Suisse AG during 2008 to 2010. Kai previously served on the Board of Singapore Telecommunications Limited, Standard Chartered plc, Credit Suisse’s Executive Board, the Board of Tate and Lyle plc and Visa International’s Asia Pacific Advisory Board.

Other appointments

Kai is the Chairman of Clifford Capital Pte. Ltd., a company supported by the Singapore government to facilitate the financing of long-term cross-border projects of Singapore-based companies. He is also a non-executive Director of Credit Suisse Group AG and a non-executive Director of PSA International Pte Ltd. Additionally, Kai is the Chairman of the Governing Board of the Duke-NUS Medical School. He serves on the Board of the Casino Regulatory Authority of Singapore. He is also Chairman of Prudential Corporation Asia Limited, a subsidiary of Prudential plc.

13	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

Anthony Nightingale

CMG SBS JP

Appointment: June 2013

Committees: Nomination and Governance, Remuneration (Chair)

Age: 69

Relevant skills and experience

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994. He was Managing Director of the Jardine Matheson Group from 2006 to 2012.

Other appointments

Anthony is a non-executive director of Jardine Matheson Holdings and a number of other Jardine Matheson group companies. Other directorships include Schindler Holding Limited, Vitasoy International Holdings Limited and Shui On

Land Limited. Notable appointments include: Hong Kong representative to the APEC Business Advisory Council, Chairman of The Hong Kong-APEC Trade Policy Study Group, member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, member of the UK-ASEAN Business Council Advisory Panel, and non-official member of the Commission on Strategic Development in Hong Kong.

Alice Schroeder

Appointment: June 2013

Committees: Audit

Age: 60

Relevant skills and experience

Alice began her career as a qualified accountant at Ernst & Young. She joined the Financial Accounting Standards Board as a manager in 1991, overseeing the issuance of several significant insurance accounting standards. From 1993, she led teams of analysts specialising in property-casualty insurance as a Managing Director at CIBS Oppenheimer, PaineWebber (now UBS) and Morgan

Stanley. Alice was also an independent board member of the Cetera Financial Group.

Other appointments

Alice is a non-executive director of Bank of America Merrill Lynch International. She is also CEO and Chairman of WebTuner Corp.

Lord Turner FRS

Appointment: September 2015

Committees: Risk

Age: 61

Relevant skills and experience

Lord Turner began his career with McKinsey & Co, advising companies across a range of industries. He has served as Director-General of the

Confederation of British Industry, Vice-Chairman of Merrill Lynch Europe, Chairman of the Pensions Commission and as a non- executive director of Standard Chartered Bank. Lord Turner was Chairman of the UK’s Financial Services Authority (FSA), a member of the international Financial Stability Board and a non-executive director of the Bank of England.

Other appointments

Lord Turner has been a crossbench member of the House of Lords since 2005. Other appointments include OakNorth Bank, Chairman of the Institute for New Economic Thinking, Chair of the Energy Transition Commission, and Visiting Professor at both the London School of Economics and the Cass Business School.

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Appendix 2: Further information on mandatory convertible securities (MCS)

Background to MCS

Together with other European insurers, the Company is subject to the Solvency II regulatory framework which entered into force on 1 January 2016. Under Solvency II, at least half of the Company’s overall capital requirements may only be met with Tier 1 Capital, including share capital, retained profits and, for up to 20 per cent of Tier 1 Capital, by other items including bonds that are written-down, or, in the case of MCS, bonds that are converted into ordinary shares in the event that the Company’s capital position falls below defined levels.

Why authority is being sought to issue MCS

Shareholder approval is sought (i) in resolution 25 to enable the issuance of MCS (and to authorise ordinary shares to be issued on conversion of MCS) and (ii) in resolution 26 to enable the issuance of MCS on a non-pre-emptive basis to provide flexibility to the Group to maintain an appropriate and efficient capital structure under Solvency II. The flexibility to issue MCS will enable the Group to issue the full range of Solvency II capital instruments, with a view to ensuring that the Group is strongly capitalised, with sufficient capital available to both fund new growth opportunities and absorb the effects of unexpected market shocks.

The authorities sought have been set at a level to provide sufficient flexibility to the Group to manage its capital structure efficiently in light of evolving regulatory requirements and market appetite for this form of capital instrument, as well as the maximum amount of MCS which the Group could use to satisfy its capital requirements.

Potential benefits of issuing MCS

Satisfying the Group’s Tier 1 Capital requirements in part through the issue of MCS is expected to be a cost effective means of raising capital and therefore enable the Group to reduce its overall cost of capital. This is, in turn, expected to be more beneficial for existing ordinary shareholders than if the Group were to satisfy its Tier 1 Capital requirements through the issue of ordinary shares or the retention of profits alone. This is consistent with the Group’s aim to ensure capital efficient profits and cash generation for the Group.

Conversion of MCS into ordinary shares

Any MCS issued by the Group will automatically convert into new ordinary shares in the Company upon the occurrence of predefined trigger events. The holders of MCS will have no right to require the conversion of the MCS into ordinary shares in any other circumstances.

Under Solvency II, the terms of any MCS must provide for automatic conversion to occur if, broadly, the amount of capital held by the Group falls below 75 per cent of its capital requirements, if the Group fails to comply with its capital requirements for a continuous period of three months or more, or if the Group fails to comply with other minimum capital requirements applicable to it. If thought appropriate, the Directors may also issue MCS that include terms providing for automatic conversion to occur in other defined circumstances.

The terms and conditions of any MCS issued will specify a conversion price or a mechanism for setting a conversion price, which is the rate at which the MCS will be exchanged into ordinary shares in the Company.

The resolutions enable the Directors to set the specific terms and conditions of the MCS (including a conversion price or mechanism for setting a conversion price) after considering market conditions at the time of issuance. This conversion price (or the conversion price set through the application of a predetermined mechanism) may be at a significant discount to the prevailing market price of the shares at the time of issue of the MCS, to reflect the fact that the MCS would only be expected to be converted into ordinary shares in the Company in stressed scenarios. The extent of the discount will be determined in consultation with the Prudential Regulation Authority (PRA) and taking into account prevailing market convention.

The Group may, if permitted by law and regulation and if considered appropriate at the relevant time, issue MCS that include in their terms and conditions a mechanism through which the Group may elect to give existing ordinary shareholders the opportunity to purchase the ordinary shares issued on conversion of the MCS in proportion to their existing shareholdings in the Company (subject to legal, regulatory or practical restrictions).

Options available to the Group prior to the occurrence of a trigger event under the MCS

If the Group’s capital position were to deteriorate, a number of steps are available to the Group to improve its capital position before the occurrence of a trigger event resulting in conversion of any MCS issued into ordinary shares in the Company. The Directors can be expected to take such steps in accordance with the Group Recovery Plan, which could include reducing the Group’s liabilities or raising extra share capital from investors by way of a rights issue. If the Company were, in future, to launch a rights issue, the Company’s existing ordinary shareholders would be offered the opportunity to acquire new ordinary shares in proportion to their existing shareholding.

Reasons for seeking a specific mandate to issue MCS

The Company is seeking a specific mandate to enable it to issue MCS, which may only be used for the purposes of issuing MCS (for example, the Company could not rely on the mandate to issue ordinary shares or securities convertible into ordinary shares which are not intended to qualify as regulatory capital under Solvency II).

Through seeking a specific mandate, the Company intends to provide greater certainty for shareholders as to the purposes for which the Company may seek to issue MCS, whilst preserving flexibility for the Company by retaining a general mandate for other purposes (for example, to offer shares as consideration for an acquisition).

For these reasons, the Company would not seek to rely on the general mandate under resolution 22 in connection with the issue of MCS.

The Company believes it would not be practical to obtain a specific mandate from shareholders to issue MCS only when the need arises, primarily due to the time it would take to prepare the relevant circular to shareholders, obtain pre-clearance for the circular from the authorities, and then print and despatch the relevant circular to shareholders convening the general meeting to seek shareholder approval. For the reasons set out above, the Company believes that the ability to issue MCS offers a number of benefits, and having a pre-approved mandate will enable the Company to act on a timely basis to issue MCS when market conditions are conducive to launching the issue.

15	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

Basis on which the size of the specific mandate to issue MCS has been calculated

The size of specific mandate to issue MCS has been calculated based on the Group’s anticipated capital requirements to provide flexibility to the Group to maintain an appropriate and efficient capital structure under Solvency II. In particular, the size of the specific mandate has been calculated based on internal modelling to provide flexibility to the Group to issue MCS up to the maximum amount eligible to meet the Company’s Tier 1 Capital requirements under Solvency II (with appropriate haircuts to reflect the volatility of the Group’s MCS capacity). For this purpose, the Company has assumed that the maximum conversion price discount applicable to the MCS would be 60 per cent of the Company’s prevailing share price at the time of issuance.

As noted above, the resolutions enable the Directors to set the specific terms and conditions of the MCS, including the conversion price, after considering market conditions at the time of issuance. Any conversion price discount of the MCS will be determined in consultation with the PRA and taking into account prevailing market convention.

Hong Kong Stock Exchange waiver

Under Rule 13.36(1) of the HKLR, the directors of a company must obtain the consent of shareholders in a general meeting prior to allotting or issuing shares or securities convertible into shares except as set out under Rule 13.36(2)(b). Rule 13.36(2)(b) of the HKLR allows the Directors to seek a general mandate from shareholders to allot or issue shares on a non-pre-emptive basis. As explained above, the Company is seeking this specific mandate from shareholders in addition to the general mandate under Rule 13.36(2) (b) of the HKLR for the sole purpose of issuing MCS. This specific mandate would require a dispensation from Rule 13.36(1) of the HKLR. The Company has therefore applied for, and the Hong Kong Stock Exchange has granted on 24 February 2017, a waiver from compliance with Rule 13.36(1) to allow the Directors to seek the authorities under resolution 25 and resolution 26 in relation to issuing MCS subject to the limits set out in that resolution.

As noted in the Company’s announcement dated 11 April 2017, the Hong Kong Stock Exchange has granted to the Company a waiver from strict compliance with Rule 13.36(1) of the Listing Rules to allow it to seek the specific mandate which, if approved by shareholders, would continue in force until:

(i)	the earlier of (a) 30 June 2018; and (b) the conclusion of the first AGM of the Company following the date on which the specific mandate is approved, at which time the specific mandate shall lapse unless it is renewed; or

(ii)	such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

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Additional information

None of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

Current basic annual fees for Non-executive Directors are £95,000 with additional fees for ordinary membership or chairmanship of a Board Committee as follows:

Committee	Ordinary membership £	Chairmanship £
Audit	27,500	75,000
Nomination and Governance	10,000	–
Risk	27,500	75,000
Remuneration	27,500	60,000

Paul Manduca is the Chairman of the Company. He receives an annual fee of £720,000, which includes his Committee duties. Philip Remnant is the Senior Independent Director of the Company and he receives an annual fee of £50,000, in addition to his Board and Committee fees.

In addition, a chairman’s fee of £250,000 or local currency equivalent is paid to Philip Remnant and Kai Nargolwala who chair M&G Group Limited and Prudential Corporation Asia Limited respectively.

Salary levels for Executive Directors are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context.

The current basic salaries of J W Foley, P J James, N A Nicandrou, A H Richards, B L Stowe, M A Wells and T P Wilkey are £765,000, £637,000, £726,000, £400,000, US$1,134,000, £1,103,000 and HK$9,070,000 respectively.

In addition, the Executive Directors are eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors’ remuneration report on pages 110 to 157 of the Annual Report.

Interests in the share capital of the Company

As at 4 April 2017, being the latest practicable date prior to the publication of this document, the Directors standing for election and re-election held the following beneficial interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. For further information please refer to the Directors’ remuneration report in the Annual Report.

Directors’ interests in shares, options and awards

	Interests in ordinary shares	Interests in ordinary shares under option	Option exercise price £	Option exercise periods
H J Davies	9,049	n/a	n/a
J W Foley	246,384	779	11.55	1 Dec 17 – 31 May 18
		815	11.04	1 Dec 19 – 31 May 20
P J James	74,526	1,620	11.11	1 Dec 18 – 31 May 19
D J A Law	6,904	n/a	n/a
P V F S Manduca	42,500	n/a	n/a
K S Nargolwala	70,000	n/a	n/a
N A Nicandrou	289,668	1,311	11.55	1 Dec 19 – 31 May 20
		1,358	11.04	1 Dec 21 – 31 May 22
A J L Nightingale	30,000	n/a	n/a
P J Remnant	6,916	n/a	n/a
A H Richards	64,107	1,630	11.04	1 Dec 19 – 31 May 20
A D Schroeder	8,500	n/a	n/a
B L Stowe	275,198	n/a	n/a
Lord Turner	5,500	n/a	n/a
M A Wells	655,274	1,620	11.11	1 Dec 18 – 31 May 19
T P Wilkey	73,142	n/a	n/a

None of the Directors standing for election or re-election has an interest in the Company’s loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

17	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

Notes to Notice of Meeting

1.	Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.
2.	Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:
(i.)	Completing and returning the enclosed Form of Proxy;
(ii.)	For members on the UK register, electronic proxy appointment by logging onto the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with Equiniti’s online portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www.sharevote.co.uk using your user ID and password. Once logged in simply click ‘View’ on the ‘My Investments’ page, click on the link to vote then follow the on screen instructions; or
(iii.)	If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 16 May 2017. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Monday 8 May 2017 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (Computershare Hong Kong), the Hong Kong branch share registrar, by the deadline above.

3.	If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the Annual Report please contact Equiniti on 0371 384 2035 or Computershare Hong Kong on + 852 2862 8555. Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK. Lines at Equiniti are open from 8.30am to 5.30pm London time Monday to Friday. Shareholders on the Irish branch register should contact Capita on +353 1553 0050.
4.	To be valid a Form of Proxy, or other instrument appointing a proxy, must be received by post or by hand (during normal business hours only) at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 16 May 2017 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 16 May 2017. Shareholders who hold their shares on the Irish branch register should return their completed proxies to Capita Asset Services Shareholder solutions (Ireland), PO Box 7117, Dublin 2, Ireland or by hand (during normal business hours) to Capita Asset Services Shareholder solutions (Ireland), 2 Grand Canal Square, Dublin 2, Ireland so as to be received no later than 11.00am London time on Tuesday 16 May 2017. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Monday 8 May 2017 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.
5.	The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person if he/she wishes to do so.

6.	Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.
7.	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.
8.	To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register, Hong Kong branch register or Irish branch register as at 6.30pm London time on Tuesday 16 May 2017 (1.30am Hong Kong time on Wednesday 17 May 2017) (or, in the event of any adjournment, 6.30pm London time two days prior to the adjourned meeting. Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00pm Singapore time on Monday 8 May 2017 or, in the event of an adjournment, 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.
9.	As at 4 April 2017 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,585,638,954 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 4 April 2017 were 2,585,638,954. The Company does not hold any shares in treasury.
10.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
11.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com) The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am London time on Tuesday 16 May 2017. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
12.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the

CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.
14.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).
15.	Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.
16.	Under Section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website.
17.	Any member or their proxy attending the Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting but no such answer need be given if (i) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.
18.	A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudential.co.uk/investors/shareholder-centre/ agm-information/2017
19.	The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the Meeting or through proxies are included in the result.
20.	You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

www.prudential.co.uk	Notice of Annual General Meeting 2017 Prudential plc	18

Getting to the Annual General Meeting

and Shareholder Information

Annual General Meeting

The Prudential plc 2017 Annual General Meeting will be held at:

Churchill Auditorium,

Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster,

London SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 18 May 2017.

The Notice of Meeting and all other details for the Annual General Meeting are available on our website: www.prudential.co.uk/investors/AGM information/2017

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

Queen Elizabeth II Conference Centre operates a security system. Cameras and recording devices are not permitted in the auditorium.

By underground

The nearest tube stations are St James’s Park and Westminster on the District and Circle lines. Westminster is also on the Jubilee line.

By bus

Bus routes 24, 11 and 211 all stop nearby.

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company registrars:

By post

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex BN99 6DA

By telephone

Tel 0371 384 2035

Textel 0371 384 2255 (for hard of hearing)

Lines are open from 8.30am to 5.30pm (London time), Monday to Friday. International shareholders

Tel: +44 121 415 7026

Documents available for inspection

Copies of the documents listed below will be available for inspection during normal business hours at Laurence Pountney Hill, London, EC4R 0HH, the registered office of the Company, Monday to Friday (public holidays excepted) from the date of this Notice. They will also be available at the place of the Meeting, Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, from 10:45am on Thursday 18 May 2017 until the conclusion of the Meeting:

—	copies of the service contracts between the Prudential Group and the Executive Directors; and
—	copies of the letters of appointment and terms and conditions of appointment between the Company and the Chairman and the Company and the Non-executive Directors.

The above documents will also be displayed at the offices of Slaughter and May, 47th floor, Jardine House, One Connaught Place, Central, Hong Kong.

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a cash dividend mandate form. Alternatively, shareholders may download the form from www.shareview.co.uk/4/Info/Portfolio/ Default/en/Home/Shareholders/ Documents/MandateForm.pdf

If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by Equiniti which enables your dividends to be paid in local currency direct to your bank account. To obtain further information about this service please contact Equiniti on the number above or alternatively visit www.shareview.co.uk/4/Info/Portfolio/ Default/en/Home/Shareholders/Pages/ Overseas-Payment-Service.aspx

19	Prudential plc Notice of Annual General Meeting 2017	www.prudential.co.uk

2016 Second interim dividend timetable

The timetable for the 2016 second interim dividend is as follows:

14 March 2017

Announcement of 2016 full-year audited results and dividend

29 March 2017

Ordinary shares quoted ex dividend in Singapore

30 March 2017

Ordinary shares quoted ex dividend in the UK, Ireland and Hong Kong

31 March 2017

Record date for the 2016 second interim dividend

19 May 2017

Dividend payment date in the UK, Ireland and Hong Kong

26 May 2017 (on or about)

Dividend payment date in Singapore

Cash dividend alternative

The Company operates a Dividend Reinvestment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available at www.shareview.co.uk/4/Info/Portfolio/ Default/en/Home/Products/Pages/ Dividend-Reinvestment-Plans.aspx

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company’s website. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or Form of Proxy. The option to receive shareholder documents electronically is not available to shareholders holding shares through CDP.

How to manage shareholdings

Information on how to manage shareholdings can be found at help. shareview.co.uk The pages at this web address provide the following:

—	answers to commonly asked questions regarding shareholder registration;
—	links to downloadable forms, guidance notes, and Company history fact sheets;
—	a choice of contact methods – via email, phone, or post.

If the answer to a question is not included in the information provided, shareholders can send enquires via secure email from these pages. A form will need to be completed, together with a shareholder reference number, name, address and email address, if desired.

Corporate Sponsored Nominee account

Prudential now offers a Corporate Sponsored Nominee account (CSN) that will allow shareholders based in the EEA to hold their Prudential shares in an electronic format. Further information on the CSN can be found at www.shareview.co.uk

To join the CSN simply contact Equiniti on 0371 384 2035 for a transfer form. Complete and return it with your share certificates to the address stated on the form.

Further information, including the full terms and conditions, can be found online at www.shareview.co.uk/info/csn or alternatively you can speak to someone at Equiniti on 0371 384 2035.

Share dealing services

The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address opposite or telephone 0371 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0345 603 7037 between 8.30am and 5.30pm London time, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudential.co.uk/prudential-plc/ investors/shareholder_services/forms or from Equiniti. Further information about ShareGift may be obtained on

+44 (0)20 7930 3737 or from www.ShareGift.org

Irish branch register

The Company operates a branch register for shareholders in Ireland. All enquiries regarding Irish branch register accounts should be directed to Capita Asset Services, Shareholder solutions (Ireland), PO Box 7117, Dublin 2.

Telephone: + 353 1 553 0050.

Hong Kong branch register

The Company operates a branch register for shareholders in Hong Kong. All enquiries regarding Hong Kong branch register accounts should be directed to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JPMorgan Chase, the authorised depositary bank, at JPMorgan Chase Bank, N.A, PO Box 64504, St. Paul, MN 55164-0854, USA. Telephone General +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com

Singapore shareholder enquiries

Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 9 North Buona Vista Drive, #01-19/20, The Metropolis, Singapore 138588. Telephone +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

www.prudential.co.uk	Notice of Annual General Meeting 2017 Prudential plc	20

www.prudential.co.uk

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.

PRUDENTIAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 11 Apr 2017	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ CHRIS SMITH
Name: Chris Smith
Title: Deputy Company Secretary